

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

May 29, 2008

via U.S. mail and facsimile

Ian M. Cumming, Chief Executive Officer
Leucadia National Corporation
315 Park Avenue South
New York, New York 10010

> **RE:** **Leucadia National Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **Definitive Proxy Statement**
> **Filed April 16, 2008**
> **File No. 1-05721**

Dear Mr. Cumming:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.
.

Sincerely,

Terence O'Brien
Accounting Branch Chief